MAILANDER LAW OFFICE, INC.
835 5th Avenue, Ste. 312
San Diego, California 92101
(619) 239-9034

December 6, 2011

U.S. Securities and Exchange Commission
Chief Accountants Office
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010
dcaoletters@sec.gov

RE: Mustang Geothermal Corp.
        Request for Waiver; Form 10-K for Year Ended March 31, 2011

To Whom It May Concern:

Pursuant to Section 4820 of the SEC Division of Corporate Finance Financial Reporting Manual, and
Section 437 of Regulation C, Mustang Geothermal Corp. hereby requests a waiver from filing the audit
opinion and consent of its former auditor, Jewett Schwartz Wolfe & Associates for the year ended March
31, 2010, in its Form 10-K for the year ended March 31, 2011.

Included with this letter is the executed declaration of Richard Bachman, President, Chief Executive
Officer and Director of Mustang Geothermal Corp. describing the factual basis for this waiver request.

If you have any questions or need further information, please communicate with the undersigned.

Thank you.

Very truly yours,

MAILANDER LAW OFFICE, INC.

Tad Mailander

Enclosures: Declaration of Richard Bachman dated December 4, 2011
Copy: Mustang Geothermal Corp.

I, Richard Bachman, declare:

1. I am the President, Chief Executive Officer and Director of Mustang Geothermal Corp. (the "Company"), a corporation duly organized and operating pursuant to the laws of the State of Nevada, and a Registrant with a class of securities registered under the 1934 Securities and Exchange Act. I make this declaration pursuant to Section 4820 of the Securities and Exchange Commission Division of Corporate Finance Financial Reporting Manual and Section 437 of Regulation C. I have personal knowledge of the following facts, and if called, could competently testify.

2. From May 19, 2003 until June 9, 2011 the Company's independent audit firm was Jewett Schwartz Wolfe & Associates, located at 200 South Park Road, Suite 150, Hollywood, Florida 33021.

3. Effective June 9, 2011, the Company retained PLS, CPA, A Professional Corporation, 4725 Mercury Street, Suite 210, San Diego, CA 92110 and filed Form 8-K.

4. The Company's annual report for the year ended March 31, 2011 was filed on July 14, 2011. Included as an exhibit to the Form 10-K was the written consent of PLS, CPA. However, no audit opinion or consent was included from Jewett Schwartz Wolfe & Associates for the inclusion of their annual audit for the year ended March 31, 2010.

5. Subsequently, the Commission issued a comment letter requesting an amendment to the annual report on Form 10-K for the year ended March 31, 2011 to include the audit opinion and consent from Jewett Schwartz Wolfe & Associates for the 2010 annual audit report.

6. Beginning in or about May 2011, the Company learned that Jewett Schwartz Wolfe & Associates was in the planning process of disbanding its public accounting business, and was transitioning its public accounting clientele to another public accounting firm. It was during this timeframe that the Company determined to change its public accounting firm.

7. Although the Company was not aware of it when its annual report on Form 10-K was filed on July 14, 2011, it subsequently learned that Jewett Schwartz Wolfe & Associates was dormant and was no longer performing any public auditing work for SEC registrants at all and was not able to issue a consent to allow its audit report for the year ended March 31, 2010 to be included in an amended filing by the Company.

8. Pursuant to Section 4820 of the Division of Corporate Finance's Financial Reporting Manual, and Rule 437 of Regulation C, the Company hereby requests a waiver from filing the audit opinion and consent of Jewett Schwartz Wolfe & Associates for its audit report for the year ended March 31, 2010, in its annual report on Form 10-K for the year ended March 31, 2011.

I declare under the penalty of perjury that the foregoing is true and correct.

Dated: December 4, 2011 - MUSTANG GEOTHERMAL CORP.



By: _____   RICHARD BACHMAN, PRESIDENT, CEO, DIRECTOR